Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

February 9, 2007

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Larry Spirgel

Broadridge Financial Solutions, LLC

Registration Statement on Form 10 (File No. 001-33220)

Ladies and Gentlemen:

On behalf of Broadridge Financial Solutions, LLC, a Delaware limited liability company (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”), together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 19, 2006.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Mr. Larry Spirgel, dated January 18, 2007 (the “Comment Letter”) to Mr. Gary C. Butler, President and Chief Executive Officer of ADP. The discussion below is presented in the order of the numbered comments in the Comment Letter. For ease of reference, the text of each comment is reprinted in italics below followed by the Company’s response. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the information statement included therein.

The Company has asked us to convey the following as its responses to the Staff:

General

1.	Please file all exhibits, such as the separation and distribution agreements, as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.

Securities and Exchange Commission

Response to Comment 1

The Company has included all of the exhibits to the Registration Statement in Amendment No. 1 other than the Form of New Credit Facility Agreement. This remaining exhibit will be filed as soon as practicable.

Exhibit 99.1 Information Statement

General

2.	We note a number of blank spaces throughout your information statement including, but not limited to, expected amounts payable to ADP and beneficial ownership amounts. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Response to Comment 2

The Company has filled in as many blank spaces as is possible at this time, including expected amounts payable to ADP and beneficial ownership amounts. The remaining blank spaces, most of which are dates relating to the timing of the distribution, will be filled in as soon as practicable.

Summary, page 1

3.	Please revise to provide more balance to this section by disclosing potential key negative factors about your business, including, but not limited to, the following: you will depend upon ADP for various aspects of your operations after the spin-off; you have never existed as a stand-alone or public entity; your historical financials are not indicative of your future financial results as a stand-alone entity for various reasons, including increased cost of capital, decreased bargaining power, increased costs associated with being a public company, etc.; the regulatory environment in which you operate is changing and this could adversely affect you; your debt load, and related financing expenses, will significantly increase due to the $800 million credit facility you will enter into solely for the purpose of paying an $800 million cash dividend to ADP.

Response to Comment 3

The information statement has been revised in response to the Staff’s comment. Specifically, the Company has added a “Risk Factors” section in the Summary to provide more balanced disclosure in that section. See page 5 of Amendment No. 1.

Securities and Exchange Commission

Risk Factors, page 10

Future consolidation in the financial services industry..... page 10

4.	Please highlight the fact that you recently lost a large client due to an acquisition and quantify the impact this will have on your revenues.

Response to Comment 4

The information statement has been revised in response to the Staff’s comment. See page 10 of Amendment No. 1.

As part of the separation from ADP..... page 20

5.	Please quantify the amount of debt you will incur prior to the distribution and indicate how the debt will be used.

Response to Comment 5

The information statement has been revised in response to the Staff’s comment. See page 21 of Amendment No. 1.

Distribution, page 27

Reasons for the Distribution, page 27

6.	Please provide more detail as to why the ADP board believes that the spin-off is in the best interests of ADP’s shareholders, including how the board considered the detriments as well as the benefits of the spin-off to BSG (as opposed to ADP). For example, discuss what consideration the board gave to the fact that BSG will be incurring debt that will be used to pay ADP a cash dividend rather than advance ADP’s business. Discuss how the board considered the impact of BSG’s additional debt load on its ability to establish itself as a separate company and advance its business goals.

Response to Comment 6

The information statement has been revised in response to the Staff’s comment. See pages 27-28 of Amendment No. 1.

7.	Please expand upon ADP’s strategic decision to separate its Brokerage Services Business from its Retained Businesses. In doing so, explain BSG’s growth characteristics and how they differ from ADP’s other businesses. To the extent known, explain the reasons why the Brokerage Services Business has competed disproportionately for ADP’s capital and for senior management’s time and attention.

Securities and Exchange Commission

Response to Comment 7

The information statement has been revised in response to the Staff’s comment. See pages 27-28 of Amendment No. 1.

Dividend Policy, page 31

8.	Significantly expand your discussion of the various factors that would determine the decision to declare dividends. Among your revisions, discuss the extent to which debt agreements affect your ability to pay, and the amount of, the dividend. Briefly describe the “legal requirements” and “regulatory constraints” that restrict your ability to pay dividends. If possible, please quantify the amount and timing of the dividends you intend to distribute or provide a discussion of the formula, method, and/or factors you will use to arrive at this amount.

Response to Comment 8

The information statement has been revised in response to the Staff’s comment. See page 33 of Amendment No. 1. The Company has not yet determined the amount and timing of dividends, or the formula, method and/or factors that will be used to arrive at the amount of dividends. As a result, it is not possible to provide this information at this time. In addition, as disclosed on page 33 of Amendment No. 1, the terms of the Company’s new senior credit facility will likely limit the Company’s ability to pay dividends to its stockholders.

Unaudited Pro Forma Combined Financial Statements, page 32

Unaudited Pro Forma Combined Statement of Earnings for the Year Ended June 30, 2006, page 34

Notes to Unaudited Pro Forma Financial Statements, page 37

9.	Please revise note (c) to indicate the amount of estimated costs associated with each category represented by subparts (i) through (v).

Response to Comment 9

The information statement has been revised in response to the Staff’s comment. See page 39 of Amendment No. 1.

10.

Please revise note (c) to provide more specific detail about the material assumptions used to determine the estimated costs presented in subparts (i) through (v). For example, in subpart (i) you should consider specifying the number of additional staff you require to operate as a stand-alone entity and an estimated average salary used to calculate this pro forma

Securities and Exchange Commission

adjustment. Further, you should consider in subparts (iii) and (v) providing the capital expense assumptions used to determine increased depreciation. Please provide enough information for a reader of your financial statements to understand the assumptions underlying your future cost estimates. To the extent you are unable to quantify these costs (see comment below), also include a discussion of the material assumptions used to determine them in the MD&A section so that readers might have a better appreciation for your expected costs on a stand-alone basis.

Response to Comment 10

The information statement has been revised in response to the Staff’s comment. The Company notes that the cost attributable to the staff additions and increases in salaries to replace ADP support were based on a detailed review of each incremental position and the associated staff cost and was not estimated using an average salary per headcount. See page 39 of Amendment No. 1.

Management’s Discussion and Analysis, page 40

Overview

11.	Notwithstanding the discussion under “Factors Affecting Comparability of Financial Results,” please expand the “Overview” section by addressing the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, risks, or uncertainties that may affect your financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including quantifying the increased costs associated with being a public company), the impact of your additional debt, your planned growth initiatives and restrictions on the same as a result of regulatory oversight and/or financing covenants, and the time, expense and uncertainty associated with marketing your new name and separate corporate existence.

Response to Comment 11

The information statement has been revised in response to the Staff’s comment. See pages 43-44 of Amendment No. 1. The disclosure under the subheading “Overview—Risks Relating to Our Business” includes newly-added disclosure as well as disclosure that has been moved up from elsewhere in the MD&A. The Company has not added a discussion of the time, expense and uncertainty associated with marketing its new name and separate corporate existence because, in light of the Company’s concentrated and institutional customer base, the Company does not expect that such time, expense and uncertainty are material.

Securities and Exchange Commission

Critical Accounting Policies, page 43

12.	We refer to your critical accounting policy “Revenue Recognition.” This disclosure is almost identical to your accounting policy disclosed in Note 2(B) to your financial statements on page F-10, and it is not clear why you believe your revenue recognition policies involve significant estimates, judgments and assumptions by management. Rather than describing the method used to apply an accounting principle, the discussion of your critical accounting estimates should present an analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Revise to clarify why the accounting estimates and assumptions associated with revenue recognition bear a risk of change and discuss how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. This discussion should include material quantitative information and sensitivity analysis. You should also consider limiting your discussion of critical accounting estimates to only the most critical so as not to obscure the truly critical ones.

Response to Comment 12

The Company has considered the Staff’s comment and has removed revenue recognition and other revenues and interest expense from securities operations from the discussion of critical accounting policies in the MD&A because our revenue recognition policies do not involve significant estimates, judgments or assumptions. See page 47 of Amendment No. 1.

13.	It appears that the estimates and assumptions used to determine and account for goodwill, income taxes and stock-based compensation may be material to your company. Revise to include sensitivity analysis and other quantitative information that would be useful to an investor. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Securities and Exchange Commission

Response to Comment 13

The information statement has been revised in response to the Staff’s comment. See page 47 of Amendment No. 1.

Results of Operations – Analysis of Combined Operations, page 45

14.	Please disclose the reasons for the material changes to Total Expenses for all applicable periods. This disclosure should address each component expense deemed material and the underlying reasons for the changes, e.g., cost of net revenues, SG&A, and other expenses, net.

Response to Comment 14

The information statement has been revised in response to the Staff’s comment to reflect underlying reasons for the changes, to the extent material. See pages 49, 51 and 52 of Amendment No. 1.

15.	Please include a discussion of net earnings for all applicable periods.

Response to Comment 15

When developing its narratives describing its results of operations, the Company considered Item 303 of Regulation S-K. Paragraph (a)(3) of Item 303 of Regulation S-K requires a description of any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations. The narratives provided in the Company’s initial filing discuss net earnings from continuing operations in compliance with paragraph (a)(3). The Company does not believe a discussion of net earnings that includes the impact of the results of discontinued operations is meaningful to an investor’s evaluation of the Company.

Results of Operations – Analysis of Segment Results, page 49

16.	Provide detail as to the effect of new business on each segment during the periods being presented.

Response to Comment 16

The information statement has been revised in response to the Staff’s comment to provide detail, where material, as to the effect of new business on each segment during the periods being presented. See pages 56-57 of Amendment No. 1.

Financial Condition, Liquidity and Capital Resources, page 54

17.	Under “Cash Flows,” please address the reasons for the increase in receivables. Please also disclose the reasons for the significant decrease in distributions to ADP for the three months ended September 30, 2006 versus 2005.

Securities and Exchange Commission

Response to Comment 17

The information statement has been revised in response to the Staff’s comment. See page 58 of Amendment No. 1.

18.	Under “New Credit Facility,” discuss management’s reasons for the dividend payment to ADP being made in connection with the spin-off. Explain how the amount of the payment was determined. Disclose the terms of the new credit facility and file the agreement as an exhibit.

Response to Comment 18

The information statement has been revised in response to the Staff’s comment. See pages 59-60 of Amendment No. 1. The Company will file the agreement for the new credit facility as soon as practicable.

19.	Please include a discussion of all material existing debt obligations and related liabilities. File the same as exhibits.

Response to Comment 19

The information statement has been revised in response to the Staff’s comment to indicate the Company’s debt obligations as of June 30, 2006 and to indicate that these obligations will be repaid prior to the separation. See footnote 1 to the Contractual Obligations table on page 60 of Amendment No. 1.

20.	Include interest payments in the table of contractual obligations.

Response to Comment 20

The information statement has been revised in response to the Staff’s comment to include estimated interest payments made through March 31, 2007. Future interest payments have been excluded because the Debt Obligations referenced in the table will be repaid by ADP prior to the separation. See page 60 of Amendment No. 1.

Risks relating to our Business, page 56

21.	We note your statement that your revenues are “concentrated.” Discuss whether you have been successful in increasing the volume of business from your repeat customers.

Response to Comment 21

The information statement has been revised in response to the Staff’s comment. See page 43 of Amendment No. 1.

Securities and Exchange Commission

22.	As a result of the amendments to the proxy rules set to go in effect July 1, 2007, you indicate that you are not able to predict the “net effect” of these changes on your Investor Communications Solutions business. However, your disclosure indicates that you expect the volume of bulk mailings to decline. Even if some shareholders elect to continue to receive paper copies, clarify why you are not able to predict the “net effect” of the changes when it appears that the volume of mailings will decline. For example, is it because the cost involved with bulk mailings is less than individual mailings?

Response to Comment 22

After review of the final version of the proxy rules, which were released after the initial filing of the Registration Statement, the Company believes that the overall volume of mailings will most likely remain the same and that several additional factors will contribute to the “net effect” of the changes. The information statement has therefore been revised in response to the Staff’s comment. See pages 43-44 of Amendment No. 1.

Business, page 59

23.	Reference is made to the TowerGroup, Celent, and Aite Group reports on page 63. We presume that these reports are publicly available and/or available for a nominal fee. Please confirm and provide us with copies of the reports highlighting the selected text.

Response to Comment 23

The Company has considered the Staff’s comment and responds that none of the reports cited were prepared at the Company’s request. Each report is publicly available for fees ranging from $1,750-$4,000. The reports cited are used by management to gauge outsourcing trends and the Company believes they are followed by other companies in the information technology outsourcing industry. The Company has added disclosure to the beginning of the information statement under the heading “Industry and Market Data” that the results of the reports have not been independently verified. Copies of the reports have been sent to the Staff supplementally.

Management, page 79

24.	Please file all material employment and related agreements that you plan to enter into with senior management.

Response to Comment 24

The Company has no plans to enter into employment and related agreements with senior management.

Securities and Exchange Commission

Our Relationship With ADP, page 91

25.	Please disclose how you will ensure that the various agreements you plan to enter into with ADP will be at “arm’s length.” With respect to the Transition Services Agreement, elaborate on the finance and financial operations services that will be provided and the term of the agreement.

Response to Comment 25

The Company has revised the information statement to indicate that ADP and the Company each retained separate consultants to assist them in negotiating arm’s length terms for the Data Center Outsourcing Services Agreement. While the Company believes that the other agreements with ADP were negotiated in good faith, they are generally based on the costs of the services provided, which often results in pricing more favorable to the Company than what it could have received from a third party. To avoid possible confusion, the Company has removed references to the “arm’s length” nature of the other agreements. See pages 98 and 101-102 of Amendment No. 1.

The Company has also added the requested disclosure concerning the Transition Services Agreement. See page 101-102 of Amendment No. 1.

Principal Stockholders, page 96

26.	Please update the beneficial ownership amounts to the most recent practicable date.

Response to Comment 26

The Company has revised the beneficial ownership amounts in response to the Staff’s comment. See page 103 of Amendment No. 1. Because the number of Broadridge options that the individuals named in the beneficial ownership table on page 103 of Amendment No. 1 will receive in return for their ADP options in connection with the separation and distribution will not be known until trading in the Company’s common stock begins, it is not possible to include those shares underlying options to purchase common stock in this table.

27.	If known, please disclose the control person(s) for Capital Research and Management Company.

Response to Comment 27

In accordance with Instruction 3 to Item 403 of Regulation S-K, the Company has reviewed the contents of the Schedule 13G filed by Capital Research and Management Company (“Capital Research”) on February 10, 2006. The Schedule 13G does not indicate the identity of the control person(s) of Capital Research. The Company has no other information with respect to any such control person(s) at this time.

Securities and Exchange Commission

Financial Statements

Brokerage Services Business of ADP, Inc.

Combined Financial Statements for the Years Ended June 30, 2006, 2005 and 2004

Statements of Group Equity, page F-5

28.	Please revise to discuss the financing arrangements between ADP and the Brokerage Services Division along with an analysis of the intercompany accounts as described in Question 4 of SAB Topic 1B for the activity reflected in the line item “net contributions from (distributions to) parent” shown in the Combined Statements of Group Equity as presented on page F-5. Please be sure to include information regarding the payment of taxes by ADP on your behalf as well as the transfer of equipment and licenses to ADP as discussed on page F-41.

Response to Comment 28

The Company has considered the guidance included in Question 4 of SAB Topic 1B (“Topic 1B”), which requires footnote disclosure regarding financing arrangements with the parent. Notes 3 and 11 to the Company’s Combined Financial Statements describe the intercompany debt and the interest cost on the associated debt. With respect to our other financing arrangements with our parent, the Company has revised “Note 1—Organization and Basis of Presentation—C. Basis of Preparation” to add information regarding its financing arrangement with ADP. See page F-10 of Amendment No. 1.

Notes to Combined Financial Statements

Note 1. Organization and Basis of Presentation, page F-7

29.	Disclose why the financial statements of the registrant, BSG LLC, have been omitted, and include a statement to explain that BSG LLC has not commenced operations and has no, or nominal, assets or liabilities. Please also discuss any contingent liabilities and commitments of the registrant in sufficient detail.

Response to Comment 29

The financial statements of the registrant, BSG LLC (now Broadridge Financial Solutions, LLC), were omitted because the entity was not formed until after fiscal year-end, has not commenced operations and has no separate financial statements. Broadridge Financial Solutions, LLC will not assume ownership of the Brokerage Services Business of ADP until immediately prior to the distribution date, and at that time the entity will be converted to a corporation, Broadridge Financial Solutions, Inc. The registrant has no material contingent liabilities or commitments. The Company has revised part A of Note 1 to its Combined Financial Statements to include clarifying information. See page F-7 of Amendment No. 1.

Securities and Exchange Commission

A. Proposed Spin-off, page F-7

30.	It appears to us that the Brokerage Services Division that is being spun off by ADP is made up of more than ADP’s reportable segment entitled, “Brokerage Services.” Please revise to clarify which of ADP’s segments are included in the “Brokerage Services Division” spin-off.

Response to Comment 30

The Brokerage Services Business that is being spun off by ADP is comprised of the Brokerage Services and the Clearing and Outsourcing Services reportable segments of ADP. Part A of Note 1 of the Company’s Combined Financial Statements has been revised in response to the Staff’s comment in order to clarify which of ADP’s segments are included in the “Brokerage Services Division” spin-off. See page F-7 of Amendment No. 1.

C. Basis of Preparation, page F-7

31.	In Management’s Discussion found on page 42, you state that as a separate entity, you will pay ADP for certain services that were historically performed on your behalf at no separate cost. However, in Note C you indicate that the financial statements include costs for facilities, functions and services directly charged to you from ADP, such as payroll processing. It is not clear to us if you have included all of the costs of doing business in the combined, audited financial statements of BSG. SAB Topic 1B states that all costs of doing business should be reflected in your financial statements. Please clarify and tell us how you have complied with question 1 of SAB Topic 1B.1.

Response to Comment 31

In accordance with SAB Topic 1B.1, the Company’s combined financial statements reflect all costs of doing business, including those costs that were incurred by its parent on its behalf. The Company believes that it has complied with the SAB in that its combined financial statements include: (i) the historical results of all of the Brokerage Services businesses, as detailed in the table included in footnote 1C Basis of Presentation, (ii) those expenses incurred by ADP which are clearly applicable to the Company and (iii) an allocation of common expenses incurred by ADP in accordance with SAB Topic 1B.2. The Company supplementally advises the Staff that the final sentence under “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Factors Affecting Comparability of Financial Results— Shared Corporate Overhead” was intended to reiterate that the Company’s historical statements of earnings reflect its portion of all expenses that ADP incurred on its behalf. The paragraph already states that “The historical allocation of ADP’s expenses to us may be significantly less than the actual costs we will incur as an independent company.” The Company understands that the sentence could be confusing and has deleted it. See page 46 of Amendment No. 1.

Securities and Exchange Commission

32.	On page F-8, you state that the expenses allocated to the company for certain services are not necessarily indicative of the expenses that would have been incurred if the company had been a separate, independent entity and had otherwise managed these functions. Also on page 42 of MD&A, you indicate that the historical allocation of ADP’s expenses to you may be significantly less than the actual costs you will incur as an independent company. Question 2 of SAB Topic 1B.1 further clarifies that you should include footnote disclosure of management’s estimate of what the expenses would have been if the company had operated on a stand alone basis, if practicable and material. Based on the adjustments presented in note (c) to your pro forma financial statements as described on page 37, it seems that it would be practicable for you to quantify and disclose the difference between operating the company as a subsidiary of ADP and as a stand-alone entity. Please revise to include the disclosures required by question 2 of SAB Topic 1B.1.

Response to Comment 32

The information statement has been revised in response to the Staff’s comment to quantify the difference between operating the Company as a subsidiary of ADP and as a stand-alone entity. See pages F-9 and F-34 of Amendment No. 1.

Overhead Expenses, page F-9

33.	Expand your disclosure to clarify how ADP determined your “usage” of its IT support systems, in order to calculate your periodic allocation. Further, please also revise the disclosure in “Other services” at the bottom of F-9 to similarly clarify how “usage” was determined in order to calculate your periodic cost allocation for use of ADP’s IT software.

Response to Comment 33

The information statement has been revised in response to the Staff’s comment in order to clarify the Company’s disclosure relating usage-based allocations. With respect to the Company’s IT support systems, “usage” was determined based on the number of end users at the Company relative to the total end users in all of ADP. With respect to Other services, “usage” was determined based on the headcount for the Company relative to the total headcount for all of ADP. See pages F-9, F-10, F-34 and F-35 of Amendment No. 1.

Revenue Recognition, Securities Processing Solutions, page F-10

34.	We note that up-front implementation fees are deferred and recognized over the service term of the contract. In accordance with SAB Topic 13A3.f, the revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee. Please revise to clarify if the customer relationship period extends beyond the initial contractual period.

Securities and Exchange Commission

Response to Comment 34

The Company has considered the guidance provided in SAB Topic 13A3.f regarding the recognition of up-front implementation fees. The Company wishes to advise the Staff that the Company’s client contracts in the Securities Processing Solutions segment have terms that range from six to eleven years with an average term of approximately seven years. As noted in footnote 2b, these contracts often include up-front implementation fees and the Company’s policy is to defer and recognize these fees over the related contract term. The Company also wishes to advise the Staff supplementally that while the Company’s clients often extend beyond the initial contract term there would not be a significant impact on net earnings if the Company recognized up front implementation fees over the average client life rather than the respective contract term. The Company will continue to monitor the average client relationship period against the contractual term and should there be a change in circumstances the Company would consider amending the Company’s policy with respect to this matter.

Note 10. Goodwill and Intangible Assets, net, page F-18

35.	We note that you allocated $80 million of goodwill to the Securities Processing Solutions segment and $44 million to the Securities Clearing segment upon acquisition of the U.S. Clearing and Broker-Dealer Services divisions of Bank of America Corporation, based upon your assumption that the Securities Processing Solutions segment was expected to benefit from a significant portion of synergies from the transaction. Tell us why the purchase price adjustment of $15.4 million payment from the seller was applied solely to the Securities Clearing segment.

Response to Comment 35

In accordance with FASB Statement No. 141, the Company allocated a portion of the goodwill associated with the acquisition of the U.S. Clearing and Broker-Dealer Services divisions of Bank of America Corporation to its Securities Processing Solutions segment. This allocation was based on the fact that a significant portion of the synergies and benefits associated with the transaction would be recognized by the Securities Processing Solutions segment. However, due to the timing and nature of the purchase price adjustment, the Company calculated the goodwill allocation between the two segments based on the goodwill amount of $110.4 million, which already reflected the reduction of $15.4 million related to the purchase price adjustment. In preparing the tabular rollforward disclosure regarding goodwill, the Company presented the purchase price adjustment entirely within the Clearing and Outsourcing Solutions segment. In light of the Staff’s comment, the Company has revised the goodwill footnote in the financial statements to allocate the purchase price adjustment between both segments. Given the facts discussed above, this revision does not change the ending goodwill balance for each segment. See page F-19 of Amendment No. 1.

*   *   *   *

Securities and Exchange Commission

The Company has asked us to advise you that it expects to include interim financial statements for the period ending December 31, 2006 in its next Amendment to the Registration Statement.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3296 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Brian S. Korn
Brian S. Korn

cc:	Adam D. Amsterdam, Esq.
Broadridge Financial Solutions, LLC
Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP